                                                                  Exhibit 12 (a)
                           J. C. Penney Company, Inc.
                          and Consolidated Subsidiaries

       Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement



                                                         52 weeks       53 weeks
                                                           ended          ended
                                                          May 1,         May 2,
($ Millions)                                               1999           1998
                                                        ----------     ---------
Income from continuing operations                        $   900        $   938
      (before income taxes, before
      capitalized interest, but after
      preferred stock dividend)

Fixed charges

Interest (including capitalized interest) on:

      Operating leases                                       225            180
      Short term debt                                        115             96
      Long term debt                                         558            564
      Capital leases                                           4              6
      Credit facility                                       --             --
      Other, net                                              (5)           (11)

                                                         -------        -------
Total fixed charges                                          897            835

Preferred stock dividend, before taxes                        34             40

Combined fixed charges and preferred
                                                         -------        -------
      stock dividend requirement                             931            875

Total available income                                   $ 1,831        $ 1,813
                                                         =======        =======

Ratio of available income to combined
      fixed charges and preferred stock
      dividend requirement                                   2.0            2.1
                                                         =======        =======


The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 53 week or a 52 week period are inappropriate.